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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-70354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Peloton Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Commercial Alley, Suite 4
(No. and Street)

Portsmouth,	**NH**	**03801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harper Marshall **(603) 379-8027**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Wipfli, LLP
(Name - if individual, state last, first, middle name)

100 Tri-State International	**Lincolnshire**	**IL**	**60069**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harper Marshall, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Peloton Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public 2-25-21

ROBERT R. LEVERONE JUSTICE OF THE PEACE MY COMMISSIONS EXPIRE JAN. 24, 2023 NOTARY PUBLIC NEW HAMPSHIRE

This report** contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [√] (d) Statement of Changes in Financial Condition
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of Net Capital
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PELOTON SECURITIES, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2020

PELOTON SECURITIES, LLC

CONTENTS

WIPFLI

100 Tri-State International
Suite 300
Lincolnshire, IL 60069

847 941 0100
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Peloton Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Peloton Securities, LLC as of December 31, 2020, and the related statements of income, changes in member's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects,the financial position of Peloton Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Qualified Opinion
These financial statements are the responsibility of Peloton Securities, LLC's management. Our responsibility is to express an opinion on Peloton Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Peloton Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplementary information contained in Schedule I and II (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Peloton Securities, LLC's financial statements. The Supplemental Information is the responsibility of Peloton Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the supplemental information, we evaluated whether the Supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matters

As described in Note 5 to the accompanying financial statements, the Company has an expense sharing agreement with a related entity under common control. Results of operations for the Company may not be indicative of the results that would have been realized if the Company was not working directly with the related entity. Our opinion is not modified with respect to this matter.

Wipfli, LLP

This is our first year serving as Peloton Securities, LLC's auditor.
February 26, 2021
Chicago, Illinois

PELOTON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 75,000
Prepaid expenses	470
Total assets	$ 75,470

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$ -
Members' equity	75,470
Total liabilities and members' equity	$ 75,470

The accompanying notes are an integral part of these financial statements.

PELOTON SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	
Advisory fee income	$ 1,245,000
Expenses	
Administrative Services	20,000
Legal and professional services	17,925
Taxes	7,500
Regulatory	2,186
Other expenses	1,503
Total expenses	49,114
Net income	$ 1,195,886

The accompanying notes are an integral part of these financial statements.

PELOTON SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Balance January 1, 2020	$	14,340
Members' contributions		33,000
Members' distributions		(1,167,756)
Net income		1,195,886
Balance December 31, 2020	$	75,470

The accompanying notes are an integral part of these financial statements.

PELOTON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities	
Net income	$ 1,195,886
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	701
Net cash from operating activities	1,196,587
Cash flows from financing activities	
Member distributions	(1,134,756)
Payments of loan	(20,000)
Net cash used in financing activities	(1,154,756)
Net increase in cash	41,831
Cash, beginning of period	33,169
Cash, end of period	$ 75,000

The accompanying notes are an integral part of these financial statements.

PELOTON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1 - Organization

Peloton Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in May of 2019 as a New Hampshire limited liability company. The firm's membership with FINRA became effective on April 1, 2020. The Company provides M&A advisory services to clients.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The company considers cash on deposit and money market accounts with a maturity date of three months or less to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") which requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the transaction is successfully completed as defined in the customer agreement. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned with separate revenue recognition once each transaction is finalized. All revenue for the year ended December 31, 2020 is related to success fee income.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

As a result of the Company's organization as a limited liability company, federal and state taxation generally does not occur at the Company level, because the Company's taxable income or loss is allocated to its members, with the exception of taxes due to New Hampshire. Tax payments of $7,500 for New Hampshire are recorded in the accompanying statement of operations for the year ended December 31, 2020. The Company believes it has appropriate support for income tax positions taken and to be taken on tax returns for all open tax years.

The Company has evaluated the positions taken on its tax returns filed and the potential impact on its tax status as of December 31, 2020. The Company has concluded no uncertain income tax positions exist at December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimal net capital, as defined, equal to or greater of 12.5% of aggregate indebtedness, as defined, or $5,000. At December 31, 2020 the Company had net capital of $75,000, which was in excess of its requirement of $5,000 by $70,000.

Note 4 - Commitments and Contingent Liabilities

The Company had no commitments, nor contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

Note 5 - Related Party Transactions

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent and utilities and salaries. The Company is not required to repay these expenses. Total expenses under this agreement for the year ended December 31, 2020 were $6,000. During the year ended December 31, 2020, the Company reimbursed this entity $20,000 for administrative services which were not included as part of the expense sharing agreement. No amount was owed to this entity at December 31, 2020. The related entity also repaid an advance of $20,000 to the Company during the year. Results of operations for the Company may not be indicative of the results that would have been realized if the Company was not working directly with the related entity. No amount is receivable from this related entity at December 31, 2020.

Note 6 - Concentrations

In 2020, one customer accounted for 100% of advisory fees. There were no accounts receivable from this customer as of December 31, 2020.

Note 7 - Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

PELOTON SECURITIES, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020
Schedule I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 75,470
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets	470
NET CAPITAL	75,000
Less: Minimum net capital requirements the greater of *12.5 % of aggregate indebtedness or $5,000 , as defined* per the Rule 15c3-1	5,000
EXCESS NET CAPITAL	$ 70,000
AGGREGATE INDEBTEDNESS	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 to 1

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2020

See accompanying Report of Independent Registered Public Accounting Firm

PELOTON SECURITIES, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2020
Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AT DECEMBER 31, 2020

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

See accompanying Report of Independent Public Accounting Firm

WIPFLI

100 Tri-State International
Suite 300
Lincolnshire, IL 60069

847 941 0100
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Peloton Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) Peloton Securities, LLC identified the provisions of SEC Release 34-70073 under which Peloton Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 and (2) Peloton Securities, LLC stated that Peloton Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Peloton Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peloton Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli, LLP
February 26, 2021
Chicago, Illinois

Peloton Securities, LLC
Exemption Report
December 31, 2020

Peloton Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R.§240.15c3-3 by operating in reliance on Footnote 74 of SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Firm has represented that during the reporting period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Firm's business activities are, and will remain, limited to traditional private placement of securities and mergers and acquisition advisory services.

- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Harper Marshall, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Harper Marshall, CCO
Peloton Securities, LLC